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09041032

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AB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65601

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Creditex Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

David Nevin 212 323 8309

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(*Name – if individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

AFFIRMATION

I, Catherine O'Connor affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Creditex Securities Corporation (the "Company") as of and for the year ended December 31, 2008 are true and correct. I further affirm that neither the Company nor any principal or director has any proprietary interest in any account classified solely as that of a customer.

Catherine O'Connor
President, Chief Compliance Officer,
Financial and Operations Principal

Subscribed and sworn to before me,

On this day 26th of February 2009

Notary Public

MICHAEL F. DiSTEPHAN
Notary Public, State of New York
No. 02DI6071104
Qualified in Queens County
Commission Expires March 11, 2010

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Management of
Creditex Securities Corporation

We have audited the accompanying statement of financial condition of Creditex Securities Corporation (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creditex Securities Corporation at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 27, 2009

CREDITEX SECURITIES CORPORATION
(A Wholly Owned Subsidiary of CreditTrade Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$ 3,718,840
Receivable from clearing broker	444,668
Accounts receivable	1,531,474
Deferred tax assets	137,078
Other assets	15,032
TOTAL	$ 5,847,092

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 330,952
Income tax payable	679,323
Due to affiliates	2,070,600
Total liabilities	3,080,875
STOCKHOLDER'S EQUITY:	
Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares)	440,000
Additional paid in capital	1,850,000
Retained earnings	476,217
Total stockholder's equity	2,766,217
TOTAL	$ 5,847,092

See accompanying notes.